Exhibit 99.1

Fiscal Q4 2014 WNS (Holdings) Limited

WNS Announces Fourth Quarter and Full Year Fiscal 2014 Earnings

Provides Guidance for Fiscal 2015

NEW YORK, NY and MUMBAI, INDIA, April 30, 2014 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM)** services, today announced results for the 2014 fiscal fourth quarter and full year ended March 31, 2014.

  Highlights – Fiscal Fourth Quarter 2014:

  GAAP Financials

•	Revenue of $130.3 million, up 9.3% from $119.2 million in Q4 of last year and up 2.4% from $127.1 million last quarter

•	Profit of $13.4 million, compared to $8.2 million in Q4 of last year and $12.2 million last quarter

•	Diluted earnings per ADS of $0.25, compared to $0.16 in Q4 of last year and $0.23 last quarter

  Non-GAAP Financial Measures*

•	Revenue less repair payments of $122.7 million, up 8.9% from $112.8 million in Q4 of last year and up 2.6% from $119.6 million last quarter

•	Adjusted Net Income (ANI) of $20.9 million, compared to $15.8 million in Q4 of last year and $19.8 million last quarter

•	Adjusted diluted earnings per ADS of $0.40, compared to $0.30 in Q4 of last year and $0.38 last quarter

  Other Metrics

•	Added 5 new clients in the quarter, expanded 6 existing relationships

•	Days sales outstanding (DSO) at 30 days

•	Global headcount of 27,020 as of March 31, 2014

  Highlights – Fiscal Full Year 2014:

  GAAP Financials

•	Revenue of $502.6 million, up 9.2% from $460.3 million in fiscal 2013

•	Profit of $41.6 million, compared to $21.4 million in fiscal 2013

•	Diluted earnings per ADS of $0.79, compared to $0.41 in fiscal 2013

  Non-GAAP Financial Measures*

•	Revenue less repair payments of $471.5 million, up 8.1% from $436.1 million in fiscal 2013

•	Adjusted Net Income (ANI) of $72.4 million, compared to $53.1 million in fiscal 2013

•	Adjusted diluted earnings per ADS of $1.37, compared to $1.03 in fiscal 2013

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.
**	Previously described as Business Process Outsourcing (BPO) in our prior annual reports on Form 20-F and current reports on Form 6-K containing our quarterly results for periods up to (and including) fiscal Q1 2014 ended June 30, 2013.

Fiscal Q4 2014 WNS (Holdings) Limited

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* in the fiscal fourth quarter was $122.7 million, representing an 8.9% increase versus the fourth quarter of last year and a 2.6% increase from the previous quarter. Year-over-year, revenue improvement was broad-based with the growth rate paced by strength in the Shipping & Logistics, Utilities, Insurance (including Autoclaims) and Banking & Financial Services verticals. On both a year-over-year and sequential basis, revenue favorability resulting from appreciation in the British Pound against the US dollar was partially offset by depreciation in the South African rand and Australian dollar against the US dollar. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fourth quarter grew 7.8% year-over-year and 1.8% sequentially.

Adjusted operating margin* for the quarter was 19.1%, as compared to 15.8% in Q4 of last year, and 18.4% reported in the third quarter. On a year-over-year basis, operating margin improved as a result of depreciation in the Indian rupee against the US dollar, improved productivity and operating leverage associated with higher revenue. Partially offsetting this favorability were investments in global infrastructure which reduced seat utilization and the impact of our annual wage increases. The sequential improvement in adjusted operating margin* from Q3 to Q4 was largely driven by exchange rate favorability.

Adjusted net income (ANI)* in the fiscal fourth quarter was $20.9 million, up $5.2 million as compared to Q4 of last year and up $1.1 million from the previous quarter. Fourth quarter ANI* margin was 17.1%, as compared to 14.0% in Q4 of last year, and 16.6% reported last quarter.

From a balance sheet perspective, WNS ended the fiscal fourth quarter with $146.2 million in cash and investments and $84.7 million of gross debt. In the fourth quarter, the company generated $25.4 million in cash from operations, and had $3.3 million in capital expenditures. Days sales outstanding were 30 days, as compared to 33 days in Q4 of last year and 31 days reported in the previous quarter.

“In the fourth quarter, WNS continued to make progress in adding new clients, strengthening our existing relationships and building the new business pipeline. We successfully signed our fifth large deal of the year, and the pipeline for large opportunities remains robust. Overall, we are pleased with WNS’s performance in fiscal 2014, as the company was able to post healthy revenue growth, expand margins and profits, improve cash flow and solidify the balance sheet. Full year reported revenue less repair payments* grew 8.1%, which represented 8.5% growth on a constant currency* basis. Our adjusted operating margins* for the full year came in at 17.0%, and adjusted net income* grew 36.3% to $72.4 million, or $1.37 per diluted share. We are confident that the company remains on the right track to differentiate our position in the market, and generate substantial business value for all our key stakeholders in the coming years,” said Keshav Murugesh, WNS’s Chief Executive Officer.

“As we enter fiscal 2015, the demand environment for BPM services remains stable and healthy. WNS will, however, face revenue headwinds which are incremental to our normal business volume and productivity pressures. These include the rapid transition of a large online travel agency (OTA) client to another OTA pursuant to a strategic marketing agreement, and expected pricing and productivity headwinds from a proposed five plus year contract extension with a major client. Despite these short-term challenges, WNS is encouraged by our underlying business momentum and competitive positioning. In 2015, the company plans to continue our investment programs designed to drive long-term sustainable business value for our key stakeholders, with the ongoing objective of growing revenue and maintaining profit margins at or above industry levels.”

Fiscal Q4 2014 WNS (Holdings) Limited

Fiscal 2015 Guidance

WNS has provided guidance for the fiscal year ending March 31, 2015 as follows:

•	Revenue less repair payments* is expected to be between $490 million and $520 million, up from $471.5 million in fiscal 2014. This assumes an average GBP to USD exchange rate of 1.66 versus 1.59 in fiscal 2014.

•	ANI* is expected to range between $77 million and $83 million, up from $72.4 million in fiscal 2014. This assumes an average USD to INR exchange rate of 60.0 versus 60.4 in fiscal 2014. Based on a diluted share count of 53.3 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $1.44 to $1.56.

“The company has provided our initial forecast for fiscal 2015 based on current visibility levels and exchange rates. Our guidance for the year reflects top line growth of 4% to 10%, which represents 1% to 7% revenue growth on a constant currency* basis. Consistent with previous year’s guidance, we enter fiscal 2015 with 90% visibility to the midpoint of the range. Profitability is again expected to expand faster than revenue this fiscal year, with our ANI* guidance reflecting 6% to 15% year-over-year improvement,” said Sanjay Puria, WNS’s Chief Financial Officer.

Board Changes

Effective April 30, 2014, independent Director Eric B. Herr will retire from the WNS Board of Directors. Eric has been a member of the WNS Board since the company’s IPO in 2006, and served as Chairman of the Board from December 2009 to December 2013. “Eric has been instrumental in helping WNS evolve and grow into one of the world’s leading BPM companies,” said Adrian T. Dillon, Chairman of the Board. “On behalf of the entire WNS Board, I would like to thank Eric for his significant contributions and leadership over the past 8 years.”

Conference Call

WNS will host a conference call on April 30, 2014 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-866-515-2911; international dial-in +1-617-399-5125; participant passcode 23297375. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 88440444, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of March 31, 2014, WNS had 27,020 professionals across 34 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Fiscal Q4 2014 WNS (Holdings) Limited

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2015 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPM industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures will be contained in “Part I –Item 5. Operating and Financial Review and Prospects” and our fiscal 2014 audited financial statements will be included elsewhere in our annual report on Form 20-F to be filed with the SEC in due course.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 2, 2013.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and euro.

WNS also presents (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (2) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q4 2014 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended			Year ended
	March 31, 2014	March 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Revenue	$130.3	$119.2	$127.1	$502.6	$460.3
Cost of revenue	81.9	81.4	81.7	327.7	311.0

Gross profit	48.3	37.8	45.5	174.9	149.3
Operating expenses:
Selling and marketing expenses	9.5	7.8	8.9	35.2	30.2
General and administrative expenses	14.2	14.2	13.1	55.4	57.1
Foreign exchange loss/ (gain), net	2.7	(1.1)	3.3	11.2	5.5
Amortization of intangible assets	5.9	6.7	5.8	23.8	26.4

Operating profit	15.9	10.2	14.4	49.4	30.1
Other income, net	(3.1)	(1.6)	(2.5)	(9.5)	(4.8)
Finance expense	0.7	0.9	0.7	2.9	3.6

Profit before income taxes	18.3	10.9	16.1	55.9	31.3
Provision for income taxes	4.9	2.8	3.9	14.3	9.9

Profit	$13.4	$8.2	$12.2	41.6	21.4

Earnings per share of ordinary share
Basic	$0.26	$0.16	$0.24	$0.82	$0.43

Diluted	$0.25	$0.16	$0.23	$0.79	$0.41

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
	(Amounts in millions)			(Amounts in millions)
Revenue (GAAP)	$130.3	$119.2	$127.1	$502.6	$460.3
Less: Payments to repair centers	7.5	6.5	7.5	31.1	24.1
Revenue less repair payments (Non-GAAP)	$122.7	$112.8	$119.6	$471.5	$436.1
Constant currency revenue less repair payments (Non-GAAP)	$124.4	$115.4	$122.2	$477.7	$440.3

Fiscal Q4 2014 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
	(Amounts in millions)			(Amounts in millions)
Cost of revenue (GAAP)	$81.9	$81.4	$81.7	$327.7	$311.0
Less: Payments to repair centers	7.5	6.5	7.5	31.1	24.1
Less: Share-based compensation expense	0.2	0.3	0.4	1.3	1.0
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$74.2	$74.7	$73.8	$295.3	$285.9

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
	(Amounts in millions)			(Amounts in millions)
Gross profit (GAAP)	$48.3	$37.8	$45.5	$174.9	$149.3
Add: Share-based compensation expense	0.2	0.3	0.4	1.3	1.0
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$48.5	$38.1	$45.9	$176.3	$150.2

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Gross profit as a percentage of revenue (GAAP)	37.1%	31.7%	35.8%	34.8%	32.4%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	39.6%	33.8%	38.3%	37.4%	34.5%

Fiscal Q4 2014 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
	(Amounts in millions)			(Amounts in millions)
Selling and marketing expenses (GAAP)	$9.5	$7.8	$8.9	$35.2	$30.2
Less: Share-based compensation expense	0.2	0.1	0.2	0.6	0.4
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$9.3	$7.7	$8.7	$34.6	$29.8

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Selling and marketing expenses as a percentage of revenue (GAAP)	7.3%	6.5%	7.0%	7.0%	6.6%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	7.6%	6.8%	7.3%	7.3%	6.8%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
	(Amounts in millions)			(Amounts in millions)
General and administrative expenses (GAAP)	$14.2	$14.2	$13.1	$55.4	$57.1
Less: Share-based compensation expense	1.2	0.6	1.2	5.0	3.9
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$13.0	$13.6	$11.9	$50.4	$53.2

Fiscal Q4 2014 WNS (Holdings) Limited

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
General and administrative expenses as a percentage of revenue (GAAP)	10.9%	11.9%	10.3%	11.0%	12.4%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	10.6%	12.1%	10.0%	10.7%	12.2%

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
	(Amounts in millions)			(Amounts in millions)
Operating profit (GAAP)	$15.9	$10.2	$14.4	$49.4	$30.1
Add: Amortization of intangible assets	5.9	6.7	5.8	23.8	26.4
Add: Share-based compensation expense	1.6	0.9	1.8	6.9	5.3
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP) (Non-GAAP)	$23.5	$17.9	$22.0	$80.1	$61.8

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Operating profit as a percentage of revenue (GAAP)	12.2%	8.6%	11.3%	9.8%	6.5%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	19.1%	15.8%	18.4%	17.0%	14.2%

Fiscal Q4 2014 WNS (Holdings) Limited

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
	(Amounts in millions)			(Amounts in millions)
Profit (GAAP)	$13.4	$8.2	$12.2	$41.6	$21.4
Add: Amortization of intangible assets	5.9	6.7	5.8	23.8	26.4
Add: Share-based compensation expense	1.6	0.9	1.8	6.9	5.3
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$20.9	$15.8	$19.8	$72.4	$53.1

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Profit as a percentage of revenue (GAAP)	10.3%	6.9%	9.6%	8.3%	4.6%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	17.1%	14.0%	16.6%	15.3%	12.2%

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Basic earnings per ADS (GAAP)	$0.26	$0.16	$0.24	$0.82	$0.43
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.15	0.15	0.15	0.60	0.63
Adjusted basic earnings per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.41	$0.31	$0.39	$1.42	$1.06

Fiscal Q4 2014 WNS (Holdings) Limited

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended			Year ended
	Mar 31, 2014	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Diluted earnings per ADS (GAAP)	$0.25	$0.16	$0.23	$0.79	$0.41
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.14	0.15	0.15	0.58	0.62
Adjusted diluted earnings per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.40	$0.30	$0.38	$1.37	$1.03

Fiscal Q4 2014 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in millions, except share and per share data)

	As at March 31, 2014	As at March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$33.7	$27.9
Investments	83.8	46.5
Trade receivables, net	62.0	64.4
Unbilled revenue	34.7	25.5
Funds held for clients	15.9	19.9
Derivative assets	6.8	7.6
Prepayments and other current assets	16.9	12.0

Total current assets	253.8	203.8

Non-current assets:
Goodwill	85.7	87.1
Intangible assets	67.2	92.1
Property and equipment	45.2	48.4
Derivative assets	4.1	3.8
Investments	28.7	43.2
Deferred tax assets	37.1	41.6
Other non-current assets	16.7	14.8

Total non-current assets	284.6	331.1

TOTAL ASSETS	$538.4	$534.9

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$29.1	$29.3
Provisions and accrued expenses	23.9	26.7
Derivative liabilities	9.1	3.9
Pension and other employee obligations	36.3	32.7
Short term line of credit	58.6	54.9
Current portion of long term debt	12.6	7.7
Deferred revenue	5.4	6.5
Current taxes payable	3.3	5.2
Other liabilities	6.6	15.4

Total current liabilities	184.8	182.4

Non-current liabilities:
Derivative liabilities	1.4	1.3
Pension and other employee obligations	5.2	5.6
Long term debt	13.5	33.7
Deferred revenue	1.7	3.3
Other non-current liabilities	3.9	4.4
Deferred tax liabilities	2.9	3.6

Total non-current liabilities	28.6	51.9

TOTAL LIABILITIES	$213.5	$234.3

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,347,538 and 50,588,044 shares each as at March 31, 2014 and March 31, 2013, respectively)	8.0	7.9
Share premium	276.6	269.3
Retained earnings	121.7	80.1
Other components of equity	(81.4)	(56.7)

Total shareholders’ equity	325.0	300.6

TOTAL LIABILITIES AND EQUITY	$538.4	$534.9